Mitsubishi Corporation

3-1,MARUNOUCHI 2-CHOME, CHIYODA-KU, TOKYO 100-8086, JAPAN

Investor Relations Office
Tel: +81-3-3210-8581 Fax: +81-3-3210-8583

December 26, 2007
Our ref. No. PI 175

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549

<u>Re:Mitsubishi Corporation - File No. 82-3784</u>

Dear Sirs:

Mitsubishi Corporation is pleased to enclose for filing the following documents:

- Mitsubishi Corporation to Dissolve and Liquidate a Subsidiary (Industrial Kobe LLC)
- Mitsubishi Corporation to Dissolve and Liquidate a Subsidiary (MIC GLD Corporation)

This release is to be filed with respect to the Issuer's obligations pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

**Please acknowledge receipt of this document by stamping the duplicate copy of this letter and returning it to us in the enclosed self-addressed envelope.*

Yours sincerely,

Yoshihiro Kuroi
General Manager
Investor Relations Office

Mitsubishi Corporation
3-1,MARUNOUCHI 2-CHOME, CHIYODA-KU, TOKYO 100-8086, JAPAN
Investor Relations Office
Tel: +81-3-3210-8581 Fax: +81-3-3210-8583
E-mail: ml.mcir@mitsubishicorp.com URL: http://www.mitsubishicorp.com

Translation of report filed with the Tokyo Stock Exchange on December 25, 2007

Mitsubishi Corporation to Dissolve and Liquidate a Subsidiary

Mitsubishi Corporation (MC) has decided to dissolve and liquidate the following subsidiary.

1. Overview of Company to Be Dissolved

Name:	Industrial Kobe LLC
Address:	c/o Sakura & Co., 1-11 Kanda Jimbocho, Chiyoda Ward, Tokyo
Representative:	Shigeru Sugimoto (Industrial Kobe LLIC)
Business:	Acquisition, holding and disposition of real estate and beneficial interests in real estate trusts; leasing and management of real estate
Established:	June 5, 2007
Capital:	3 million yen
Shareholder:	100%-owned subsidiary of Industrial Kobe LLIC (pension fund contributee of MC)
Fiscal year-end:	August

2. Reason for Dissolution and Liquidation

MC has decided to dissolve Industrial Kobe LLC because it has completed the sale of its assets, namely its beneficial interests in trusts.

3. Schedule

Completion of liquidation: March 31, 2008 (planned)

4. Impact on MC's Operating Results

The liquidation of the aforementioned subsidiary will have only a negligible effect on Mitsubishi Corporation's non-consolidated and consolidated (U.S. GAAP) operating results.

Mitsubishi Corporation
3-1,MARUNOUCHI 2-CHOME, CHIYODA-KU, TOKYO 100-8086, JAPAN
Investor Relations Office
Tel: +81-3-3210-8581 Fax: +81-3-3210-8583
E-mail: ml.mcir@mitsubishicorp.com URL: http://www.mitsubishicorp.com

Translation of report filed with the Tokyo Stock Exchange on December 26, 2007

Mitsubishi Corporation to Dissolve and Liquidate a Subsidiary

Mitsubishi Corporation (MC) has decided to dissolve and liquidate the following subsidiary.

1. Overview of Company to Be Dissolved

Name:	MIC GLD Corporation
Location:	New York, New York, U.S.A.
Representative:	Junji Ogiuchi (President)
Business:	Leasing continuous casting facilities
Established:	May 19, 2003
Capital:	US$5,000.-
Shareholder:	100% owned subsidiary of Mitsubishi International Corporation(MIC) , which is 100% owned by MC
Fiscal year-end:	March

2. Reason for Dissolution and Liquidation

The lease contract with customer has expired, so MIC has sold off the assets that had been leased and dissolved MIC GLD.

3. Schedule

Completion of liquidation: January, 2008

4. Impact on MC's Operating Results

The liquidation of the aforementioned subsidiary will have only a negligible effect on Mitsubishi Corporation's non-consolidated and consolidated (U.S. GAAP) operating results.

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